Exhibit 99.1

ZTO Reports Third Quarter 2023 Unaudited Financial Results

Adjusted Net Income Grew 25.0% to RMB2.3 Billion

Market Share Increased to 22.4% with 7.5 Billion Parcels

SHANGHAI, Nov. 16, 2023/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2023[1]. The Company grew parcel volume by 18.1% year over year and expanded market share to 22.4%. Adjusted net income increased 25.0%[2] year over year to reach RMB2,340.7 million. Net cash generated from operating activities was RMB2,938.1 million.

Third Quarter 2023 Financial Highlights

•	Revenues were RMB9,075.9 million (US$1,244.0 million), an increase of 1.5% from RMB8,944.9 million in the same period of 2022.

•	Gross profit was RMB2,706.4 million (US$370.9 million), an increase of 10.7% from RMB2,444.4 million in the same period of 2022.

•	Net income was RMB2,349.6 million (US$322.0 million), an increase of 24.0% from RMB1,895.5 million in the same period of 2022.

•	Adjusted EBITDA[3] was RMB3,438.6 million (US$471.3 million), an increase of 14.7% from RMB2,997.6 million in the same period of 2022.

•	Adjusted net income was RMB2,340.7 million (US$320.8 million), an increase of 25.0% from RMB1,872.6 million in the same period of 2022.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.91 (US$0.40) and RMB2.84(US$0.39), an increase of 21.8% and 19.8% from RMB2.39 and RMB2.37 in the same period of 2022, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.89(US$0.40) and RMB2.83 (US$0.39), an increase of 22.5% and 20.9% from RMB2.36 and RMB2.34 in the same period of 2022, respectively.

•	Net cash provided by operating activities was RMB2,938.1 million (US$402.7 million), compared with RMB2,823.3 million in the same period of 2022.

Operational Highlights for Third Quarter 2023

•	Parcel volume was 7,523 million, an increase of 18.1% from 6,368 million in the same period of 2022.

•	Number of pickup/delivery outlets was over 31,000 as of September 30, 2023.

•	Number of direct network partners was approximately 6,000 as of September 30, 2023.

•	Number of self-owned line-haul vehicles was over 10,000 as of September 30, 2023.

•	Out of the over 10,000 self-owned trucks, approximately 9,300 were high capacity 15 to 17-meter-long models as of September 30, 2023, compared to approximately 11,000 as of September 30, 2022.

•	Number of line-haul routes between sorting hubs was approximately 3,800 as of September 30, 2023, compared to approximately 3,750 as of September 30, 2022.

•	Number of sorting hubs was 97 as of September 30, 2023, among which 88 are operated by the Company and 9 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

1

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “While the recovery of overall economy was below expectations, China’s express delivery industry showed relative resilience and grew 16.7% in volume for the quarter. Facing intensifying price competition, ZTO remained focused on improving quality of services and adhered to our commitment to profitable growth. We stood by our network partners in defending market presence and supported equally important priorities such as operational safety and efficiencies as well as capacity upgrades. Our digitization and lean management initiatives continued to drive cost productivities in transit and sortation. Keeping our leadership in end-to-end timeliness and customer satisfaction, ZTO increased its market share to 22.4% and achieved 25% adjusted net income growth for the third quarter.”

Mr. Lai added, “High quality of services, increasing volume and expanding profit, combined together, these three mandates define our corporate strategies in varied landscape, and we have consistently proven our ability to achieve balanced increases in all three simultaneously. Our work at hand is geared towards long-term competitive strength including differentiated product and services, best-in-class operational efficiencies, largest share of contribution to industry earnings, the most stable and profitable partner network, and above all, the highest brand recognition and customer satisfaction. Achievement of these goals will drive further bifurcation in the industry dynamics where ZTO would shine at the top.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Core express ASP decreased 13.5% in line with the industry. What is unique for ZTO is the more pronounced mix impact from KA volume decrease as we continued to recalibrate that part of the revenue. More volume incentives were necessary this quarter to protect market share, and the decline in average parcel weight also contributed to the decrease. Combined unit sorting and transportation cost decreased over 11%, or 9 cents as our standardization and digitization initiatives generated better-than-expected outcome. SG&A as a percentage of revenue remained stable at approximately 5%. Cash flow from operating activities was 2.9 billion, and capital spending outlay was 1.3 billion for the quarter.”

Ms. Yan added, “Our third quarter performances once again demonstrated our ability to achieve balanced growth in all three of our strategic goals. Without distractions from any short-term external event-driven pressure or internal compromising performance measures, we stayed focused on improving quality of service, fending off irrationally low-price poaching and achieved profitable volume growth with 25% increases in adjusted net income. We can no longer justify the 1.5 points annual market share gain given the senseless low-price trade-off that is eroding the industry earnings. We remain on track to achieve 29.27-30.24 billion parcels for the year representing a volume growth in the range of 20% to 24% year over year.”

2

Third Quarter 2023 Unaudited Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2022		2023			2022		2023
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	8,255,289	92.3	8,341,620	1,143,314	91.9	23,407,158	91.8	25,728,807	3,526,426	92.6
Freight forwarding services	297,503	3.3	238,565	32,698	2.6	958,547	3.8	670,162	91,853	2.4
Sale of accessories	348,237	3.9	460,870	63,167	5.1	979,991	3.8	1,297,486	177,835	4.7
Others	43,913	0.5	34,863	4,779	0.4	159,973	0.6	103,026	14,122	0.3
Total revenues	8,944,942	100.0	9,075,918	1,243,958	100.0	25,505,669	100.0	27,799,481	3,810,236	100.0

Total Revenues were RMB9,075.9 million (US$1,244.0 million), an increase of 1.5% from RMB8,944.9 million in the same period of 2022. Revenue from the core express delivery business increased by 2.2% compared to the same period of 2022, as a combined result of a 18.1% increase in parcel volume and a 13.5% decrease in parcel unit price. KA revenue (includes delivery fees) from direct sales organizations, established to serve core express KA customers, decreased 51.3% through either reengagement of partner outlets or rationalization due to loss-making. Revenue from freight forwarding services decreased by 19.8% compared to the same period of 2022 due to weakening cross border e-commerce demand and declining pricing. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 32.3% in line with parcel volume growth. Other revenues were mainly derived from financing services.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2022		2023			2022		2023
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,101,931	34.7	3,245,767	444,869	35.8	9,085,828	35.6	9,627,419	1,319,548	34.6
Sorting hub operating cost	1,934,066	21.6	2,048,438	280,762	22.6	5,705,871	22.4	5,996,475	821,885	21.6
Freight forwarding cost	283,769	3.2	221,742	30,392	2.4	898,675	3.5	626,986	85,936	2.3
Cost of accessories sold	112,821	1.3	117,036	16,041	1.3	315,610	1.2	351,164	48,131	1.3
Other costs	1,067,943	11.9	736,491	100,945	8.1	3,232,972	12.7	2,663,160	365,016	9.5
Total cost of revenues	6,500,530	72.7	6,369,474	873,009	70.2	19,238,956	75.4	19,265,204	2,640,516	69.3

Total cost of revenues was RMB6,369.5 million (US$873.0 million), a decrease of 2.0% from RMB6,500.5 million in the same period last year.

Line haul transportation cost was RMB3,245.8 million (US$444.9 million), an increase of 4.6% from RMB3,101.9 million in the same period last year. The unit transportation cost decreased 11.4% or 6 cents mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price.

Sorting hub operating cost was RMB2,048.4 million (US$280.8 million), an increase of 5.9% from RMB1,934.1 million in the same period last year. The increase primarily consisted of (i) RMB62.9 million (US$8.6 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB80.1 million (US$11.0 million) increase in depreciation and amortization costs associated with automation equipment and other facilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased 10.4% or 3 cents. As of September 30, 2023, there were 482 sets of automated sorting equipment in service, compared to 441 sets as of September 30, 2022, which enhanced overall sorting operational efficiencies.

Cost of accessories sold was RMB117.0 million (US$16.0 million), increased 3.7% compared with RMB112.8 million in the same period last year.

Other costs were RMB736.5 million (US$100.9 million), a decrease of 31.0% from RMB1,067.9 million in the same period last year. The decrease mainly consisted of (i) RMB312.8 million (US$42.9 million) decrease in dispatching costs associated with serving enterprise customers and (ii) RMB83.3 million (US$11.4 million) decrease in costs associated with expanding last mile business, offset by (iii) RMB47.6 million (US$6.5 million) increase in tax surcharge.

3

Gross Profit was RMB2,706.4 million (US$371.0 million), increased 10.7% from RMB2,444.4 million in the same period last year as a combined result of increased revenues and cost productivity gain. Gross margin rate improved to 29.8% from 27.3% for the same period last year.

Total Operating Expenses were RMB282.8 million (US$38.8 million), compared to RMB269.6 million in the same period last year.

Selling, general and administrative expenses were RMB433.7 million (US$59.4 million), decreased by 1.8% from RMB441.4 million in the same period last year. SG&A as a percentage of total revenue decreased to 4.8% from 4.9% for third quarter 2022 demonstrating efficient corporate structure and positive leverage.

Other operating income, net was RMB150.9 million (US$20.7 million), compared to RMB171.8 million in the same period last year. Other operating income mainly consisted of (i) RMB94.2 million (US$12.9 million) of VAT super deduction, (ii) RMB38.3 million (US$5.2 million) of government subsidies and tax rebates, and (iii) RMB18.3 million (US$ 2.5 million) of rental income.

Income from operations was RMB2,423.6 million (US$332.2 million), an increase of 11.4% from RMB2,174.8 million for the same period last year.

Operating margin rate increased to 26.7% from 24.3% in the same period last year.

Interest income was RMB246.4 million (US$33.8 million), compared with RMB162.4 million in the same period last year.

Interest expenses was RMB83.8 million (US$11.5 million), compared with RMB31.6 million in the same period last year.

Gain from fair value changes of financial instruments was RMB8.6 million (US$1.2 million), compared with a loss of RMB22.8 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are determined by commercial banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB271.4 million (US$37.2 million) compared to RMB439.4 million in the same period last year. Overall income tax rate decreased by 8.3 percentage this quarter compared to the same period last year due to an income tax refund of RMB207.1 million received by Shanghai Zhongtongji Network, a wholly owned subsidiary of the Company, for being recognized as a "Key Software Enterprise" that was qualified for a preferential tax rate of 10% for tax year 2022.

Net income was RMB2,349.6 million (US$322.0 million), which increased by 24.0% from RMB1,895.5 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.91 (US$0.40) and RMB2.84(US$0.39), compared to basic and diluted earnings per ADS of RMB2.39 and RMB2.37 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.89 (US$0.40) and RMB2.83(US$0.39), compared with RMB2.36 and RMB2.34 in the same period last year, respectively.

Adjusted net income was RMB2,340.7 million (US$320.8 million), compared with RMB1,872.6 million during the same period last year.

EBITDA[1] was RMB3,449.5 million (US$472.8 million), compared with RMB3,031.8 million in the same period last year.

Adjusted EBITDA was RMB3.438.6 million (US$471.3 million), compared to RMB2,997.6 million in the same period last year.

Net cash provided by operating activities was RMB2,938.1 million (US$402.7 million), compared with RMB2,823.3 million in the same period last year.

Business Outlook

The Company believes that the 1.5 percentage point annual market share gain is no longer justifiable or feasible as ZTO have principally chosen to keep out unprofitable volume given the market circumstances of price competition. The Company reiterates that its parcel volume for 2023 is expected to be in the range of 29.27 billion to 30.24 billion, representing a 20% to 24% increase year over year. All aforementioned estimates are based on current market and operating conditions and represent management’s current and preliminary view, which are subject to change.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

4

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through September 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company expects to fund the repurchases out of its existing cash balance. As of September 30, 2023, the Company has purchased an aggregate of 40,258,978 ADSs at an average purchase price of US$25.16, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.296 to US$1, the noon buying rate on September 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

5

Conference Call Information

ZTO’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on November 16, 2023 (8:30 AM Beijing Time on November 17, 2023).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	7545461

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 23, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	4282193

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

6

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual report to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

7

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	8,944,942	9,075,918	1,243,958	25,505,669	27,799,481	3,810,236
Cost of revenues	(6,500,530)	(6,369,474)	(873,009)	(19,238,956)	(19,265,204)	(2,640,516)
Gross profit	2,444,412	2,706,444	370,949	6,266,713	8,534,277	1,169,720
Operating (expenses)/ income:
Selling, general and administrative	(441,407)	(433,682)	(59,441)	(1,516,513)	(1,724,896)	(236,417)
Other operating income, net	171,834	150,850	20,676	526,446	443,448	60,780
Total operating expenses	(269,573)	(282,832)	(38,765)	(990,067)	(1,281,448)	(175,637)
Income from operations	2,174,839	2,423,612	332,184	5,276,646	7,252,829	994,083
Other income (expenses):
Interest income	162,366	246,362	33,767	391,954	505,382	69,268
Interest expense	(31,637)	(83,801)	(11,486)	(114,374)	(227,729)	(31,213)
(Loss)/ gain from fair value changes of financial instruments	(22,802)	8,551	1,172	(37,258)	215,764	29,573
Gain on disposal of equity investees and subsidiaries	60,515	10,838	1,485	60,515	10,074	1,381

Impairment of investment in equity investee	(26,328)	-	-	(26,328)	-	-
Foreign currency exchange gain before tax	31,250	4,650	637	138,190	75,571	10,358
Income before income tax, and share of loss in equity method	2,348,203	2,610,212	357,759	5,689,345	7,831,891	1,073,450
Income tax expense	(439,388)	(271,387)	(37,197)	(1,132,812)	(1,301,979)	(178,451)
Share of (loss)/ gain in equity method investments	(13,360)	10,785	1,478	(26,852)	14,732	2,019
Net income	1,895,455	2,349,610	322,040	4,529,681	6,544,644	897,018
Net loss/ (gain) attributable to non-controlling interests	39,539	(4,452)	(610)	116,764	12,054	1,652
Net income attributable to ZTO Express(Cayman) Inc.	1,934,994	2,345,158	321,430	4,646,445	6,556,698	898,670
Net income attributable to ordinary shareholders	1,934,994	2,345,158	321,430	4,646,445	6,556,698	898,670
Net earnings per share attributed to ordinary shareholders
Basic	2.39	2.91	0.40	5.74	8.11	1.11
Diluted	2.37	2.84	0.39	5.73	7.94	1.09
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,733,116	807,081,026	807,081,026	809,389,554	808,298,164	808,298,164
Diluted	821,077,065	838,290,093	838,290,093	813,212,423	839,507,232	839,507,232

Net income	1,895,455	2,349,610	322,040	4,529,681	6,544,644	897,018
Other comprehensive income/ (loss), net of tax of nil:
Foreign currency translation adjustment	34,537	(32,832)	(4,500)	119,680	(174,729)	(23,949)
Comprehensive income	1,929,992	2,316,778	317,540	4,649,361	6,369,915	873,069
Comprehensive loss / (gain) attributable to non-controlling interests	39,539	(4,452)	(610)	116,764	12,054	1,652
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,969,531	2,312,326	316,930	4,766,125	6,381,969	874,721

8

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	11,692,773	9,284,625	1,272,564
Restricted cash	895,483	793,037	108,695
Accounts receivable, net	818,968	568,025	77,854
Financing receivables	951,349	1,088,593	149,204
Short-term investment	5,753,483	7,653,092	1,048,944
Inventories	40,537	27,592	3,782
Advances to suppliers	861,573	908,329	124,497
Prepayments and other current assets	3,146,378	3,655,860	501,077
Amounts due from related parties	314,483	747,982	102,519
Total current assets	24,475,027	24,727,135	3,389,136
Investments in equity investee	3,950,544	3,558,218	487,694
Property and equipment, net	28,813,204	31,713,612	4,346,712
Land use rights, net	5,442,951	5,642,281	773,339
Intangible assets, net	29,437	24,789	3,398
Operating lease right-of-use assets	808,506	802,177	109,948
Goodwill	4,241,541	4,241,541	581,352
Deferred tax assets	750,097	975,804	133,745
Long-term investment	7,322,545	14,239,247	1,951,651
Long-term financing receivables	1,295,755	926,907	127,043
Other non-current assets	816,839	531,071	72,789
Amounts due from related parties-non current	577,140	80,920	11,091
TOTAL ASSETS	78,523,586	87,463,702	11,987,898
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	5,394,423	9,592,000	1,314,693
Accounts payable	2,202,692	1,990,667	272,844
Notes payable	200,000	-	-
Advances from customers	1,374,691	1,596,200	218,777
Income tax payable	228,422	610,145	83,627
Amounts due to related parties	49,138	199,170	27,299
Operating lease liabilities	229,718	233,800	32,045
Dividends payable	1,497	1,590	218
Other current liabilities	6,724,743	6,902,391	946,052
Total current liabilities	16,405,324	21,125,963	2,895,555
Non-current operating lease liabilities	510,349	448,503	61,472
Deferred tax liabilities	346,472	346,255	47,458
Convertible bond	6,788,971	7,213,066	988,633
TOTAL LIABILITIES	24,051,116	29,133,787	3,993,118
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 815,109,010 shares issued and 806,961,599 shares outstanding as of September 30, 2023)	535	527	72
Additional paid-in capital	26,717,727	24,292,850	3,329,612
Treasury shares, at cost	(2,062,530)	(545,808)	(74,809)
Retained earnings	29,459,491	34,409,446	4,716,207
Accumulated other comprehensive loss	(86,672)	(261,401)	(35,828)
ZTO Express (Cayman) Inc. shareholders’ equity	54,028,551	57,895,614	7,935,254
Noncontrolling interests	443,919	434,301	59,526
Total Equity	54,472,470	58,329,915	7,994,780
TOTAL LIABILITIES AND EQUITY	78,523,586	87,463,702	11,987,898

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Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	2,823,323	2,938,104	402,701	7,709,470	9,437,682	1,293,542
Net cash used in investing activities	(4,736,716)	(4,025,760)	(551,776)	(11,661,085)	(13,433,920)	(1,841,272)
Net cash provided by financing activities	6,341,809	2,529,988	346,764	8,765,322	1,396,265	191,374
Effect of exchange rate changes on cash, cash equivalents and restricted cash	224,491	9,459	1,296	397,326	105,393	14,445
Net increase / (decrease) in cash, cash equivalents and restricted cash	4,652,907	1,451,791	198,985	5,211,033	(2,494,580)	(341,911)
Cash, cash equivalents and restricted cash at beginning of period	10,327,487	8,656,716	1,186,501	9,769,361	12,603,087	1,727,397
Cash, cash equivalents and restricted cash at end of period	14,980,394	10,108,507	1,385,486	14,980,394	10,108,507	1,385,486

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	September 30,	September 30,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	14,592,194	9,284,625	1,272,564
Restricted cash, current	373,379	793,037	108,695
Restricted cash, non-current	14,821	30,845	4,227
Total cash, cash equivalents and restricted cash	14,980,394	10,108,507	1,385,486

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Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	1,895,455	2,349,610	322,040	4,529,681	6,544,644	897,018
Add:
Share-based compensation expense (1)	-	-	-	178,980	254,976	34,947
Impairment of investment in equity investee (1)	26,328	-	-	26,328	-	-
Gain on disposal of equity investees and subsidiaries, net of income taxes	(49,192)	(8,866)	(1,215)	(49,192)	(8,102)	(1,110)
Adjusted net income	1,872,591	2,340,744	320,825	4,685,797	6,791,518	930,855

Net income	1,895,455	2,349,610	322,040	4,529,681	6,544,644	897,018
Add:
Depreciation	633,279	712,734	97,688	1,875,499	2,035,702	279,016
Amortization	32,002	31,951	4,379	94,448	100,535	13,779
Interest expenses	31,637	83,801	11,486	114,374	227,729	31,213
Income tax expenses	439,388	271,387	37,197	1,132,812	1,301,979	178,451
EBITDA	3,031,761	3,449,483	472,790	7,746,814	10,210,589	1,399,477
Add:
Share-based compensation expense (1)	-	-	-	178,980	254,976	34,947
Impairment of investment in equity investee (1)	26,328	-	-	26,328	-	-
Gain on disposal of equity investees and subsidiary, before income taxes	(60,515)	(10,838)	(1,485)	(60,515)	(10,074)	(1,381)
Adjusted EBITDA	2,997,574	3,438,645	471,305	7,891,607	10,455,491	1,433,043

(1) Net of income taxes of nil

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Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

		(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,934,994	2,345,158	321,430	4,646,445	6,556,698	898,670
Add:
Share-based compensation expense (1)	-	-	-	178,980	254,976	34,947
Impairment of investment in equity investee (1)	26,328	-	-	26,328	-	-
Gain on disposal of equity investees and subsidiaries, net of income taxes	(49,192)	(8,866)	(1,215)	(49,192)	(8,102)	(1,110)
Adjusted Net income attributable to ordinary shareholders	1,912,130	2,336,292	320,215	4,802,561	6,803,572	932,507

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,733,116	807,081,026	807,081,026	809,389,554	808,298,164	808,298,164
Diluted	821,077,065	838,290,093	838,290,093	813,212,423	839,507,232	839,507,232

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.39	2.91	0.40	5.74	8.11	1.11
Diluted	2.37	2.84	0.39	5.73	7.94	1.09

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.36	2.89	0.40	5.93	8.42	1.15
Diluted	2.34	2.83	0.39	5.92	8.24	1.13

(1) Net of income taxes of nil

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For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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